UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-13806

REWARDS NETWORK INC.

(Exact name of registrant as specified in its charter)

Two North Riverside Plaza, Suite 950 Chicago, Illinois (312) 521-6767

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.02 par value per share

(Title of each class of securities covered by this Form)

Common Stock, $0.02 par value per share

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Rewards Network Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 29, 2010		REWARDS NETWORK INC.

/S/ CHRISTOPHER J. LOCKE
		Name:	Christopher J. Locke
		Title:	Senior Vice President, Chief Financial Officer and Treasurer

EXPLANATORY NOTE

This Amendment No. 1 to the Form 15 of Rewards Network Inc. (the “Company”) originally filed on December 27, 2010 is being filed to enable the Company to file certain post-effective amendments to its Registration Statements on Form S-3 and Form S-8 to remove from registration any and all unsold securities that were registered and have not been, and will not be, sold pursuant to such Registration Statements, in accordance with the Company’s undertakings set forth in such Registration Statements.

2